Exhibit 12
MARRIOTT INTERNATIONAL, INC. (“Marriott”)
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twenty-Four Weeks Ended
($ in millions, except ratio)	June 15, 2012	June 17, 2011
Income before income taxes	$356	$353
Losses related to equity method investees	9	4
	365	357
Add/(deduct):
Fixed charges	120	132
Interest capitalized	(11)	(10)
Distributed income of equity method investees	3	2
Earnings available for fixed charges	$477	$481
Fixed charges:
Interest expensed and capitalized(1)	$78	$88
Estimate of interest within rent expense	42	44
Total fixed charges	$120	$132
Ratio of earnings to fixed charges	4.0	3.6

(1)	“Interest expensed and capitalized” includes amortized premiums, discounts, and capitalized expenses related to indebtedness.
Exhibit 12